MATERIAL FACT

SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

São Paulo, February 10, 2026 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15th, 1976, as amended (“Brazilian Corporate Law”), of the Brazilian Securities Commission (“CVM”) Resolution No. 80, dated as of March 29th, 2022, and of CVM Resolution No. 44, dated as of August 23rd, 2021, in line with corporate governance best practices hereby informs its shareholders and investors that:

The Company will maintain, throughout the entire year of 2026, a market pulp production volume approximately 3.5% (three and a half percent) lower than its nominal annual capacity. This decision represents the continuity, for the remaining months of 2026, of the reduction in the operating rate disclosed to the market in the Material Fact dated August 6th, 2025. The decision is based on the assessment that resuming the marginal volume would not provide adequate returns for the Company.

The Company reiterates, through the disclosure of the information contained in this Material Fact, its commitment to transparency towards its shareholders, investors, and the market in general.

São Paulo, February 10, 2026.

Marcos Moreno Chagas Assumpção
Vice-President of Finance and Investor Relations